SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Restoration Hardware, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

760981100

(CUSIP Number)
____________________________________

     William R. Harker, Esq.
Sears Holdings Corporation
3333 Beverly Road
B6-210B
Hoffman Estates, Illinois 60179
(847) 286-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
____________________________________

November 8, 2007

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

CUSIP No. 690310107			SCHEDULE 13D	(Page 2 of 6)

1	NAME OF REPORTING PERSON/
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Sears Holdings Corporation
EIN: 20-1920798

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)			(a)	☐
				(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)				☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

		7	SOLE VOTING POWER
5,307,832

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
5,307,832

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,307,832

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES				☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.67%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1. Security and Issuer

                  This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Shares”), of Restoration Hardware, Inc. (“Issuer”), a corporation organized under the laws of Delaware, with principal executive offices at 15 Koch Road, Suite J, Corte Madera, California 95925.

Item 2. Identity and Background

                  This Schedule 13D relates to Sears Holdings Corporation (“Sears Holdings”), a corporation organized under the laws of Delaware, with its principal executive offices at 3333 Beverly Road, Hoffman Estates, Illinois 60179. Sears Holdings is principally in the business of owning and operating full-line and specialty retail stores in the United States and Canada.

                  The name, address, present principal occupation or employment, and the name, principal business and address of the employer, and citizenship of each director and executive officer of Sears Holdings are set forth on Schedule A.

                  In the past five years, neither Sears Holdings nor, to the knowledge of Sears Holdings, any of the individuals set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

                  Sears Holdings used cash of $30,182,209.78, inclusive of brokerage commissions, to acquire the Shares.

Item 4. Purpose of Transaction

                  In June 2007, on behalf of Sears Holdings, the Chairman of Sears Holdings and another member of the Board of Directors of Sears Holdings approached a non-management director of the Issuer to inquire as to his views concerning a possible business combination or other strategic transaction involving the Issuer and Sears Holdings. This director advised Sears Holdings to contact the Chief Executive Officer of the Issuer. Following this conversation, the Chairman of Sears Holdings spoke with the Chief Executive Officer of the Issuer and discussed the potential benefits of a business or strategic combination between Sears Holdings and the Issuer. After that conversation, the Chairman of Sears Holdings spoke to the non-management director of the Issuer with whom he had previously spoken and this director suggested that the Chairman of Sears Holdings continue speaking with the Chief Executive Officer of the Issuer. Shortly thereafter, the Chairman of Sears Holdings requested an opportunity to meet in person with the Chief Executive Officer of the Issuer to discuss the benefits of a transaction involving the Issuer and Sears Holdings. Due to scheduling conflicts, the Chairman of Sears Holdings and the Chief Executive Officer of the Issuer did not meet during the summer. In early October, the Chairman of Sears Holdings, the President of Sears Holdings’ Lands’ End business and a non-

management member of Sears Holdings’ Board of Directors had a meeting with the Chief Executive Officer of the Issuer. Sears Holdings did not enter into a confidentiality agreement or receive non-public information about the Issuer or its business in connection with these discussions, and no price or terms of any transaction were solicited by the Issuer nor proposed by Sears Holdings. In late October, in a conversation with the Chairman of Sears Holdings, the Chief Executive Officer of the Issuer informed Sears Holdings for the first time that the Issuer was considering a potential management buyout transaction and that a Special Committee of the Board had been established. After being informed of this development, Sears Holdings sent a letter to Raymond C. Hemmig, chairman of the Special Committee of the Board of Directors of the Issuer, proposing a transaction at $4.00 per Share (a 39% premium to the Shares’ closing price of $2.87 on the last trading day prior to Sears Holdings making its proposal) and informing him of Sears Holdings’ potential to increase the offer as a result of information gained from a due diligence process. Mr. Hemmig later responded by e-mail that the Special Committee was not prepared to have Sears Holdings engage with the Issuer’s management team and advisers in due diligence on the proposed terms and indicated that in order to have the opportunity to engage in due diligence Sears Holdings should revise its proposal to offer a substantially higher price. On November 8, 2007, the Company announced it had entered into an Agreement and Plan of Merger (the “Home Merger Agreement”) with Home Holdings, LLC, a Delaware limited liability company, and Home Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Home Holdings, LLC.

                  Sears Holdings is seeking to obtain from the Issuer certain non-public information concerning the Issuer, as permitted by the Home Merger Agreement, and has indicated that it would enter into a confidentiality agreement in order to do so. Sears Holdings and the Issuer have discussed the terms of such a confidentiality agreement. There can be no assurance that Sears Holdings will enter into a confidentiality agreement or will receive any such information from the Issuer.

                  Sears Holdings intends to evaluate the Issuer and the desirability of proposing an acquisition of the Issuer and it also intends to review its holdings of Shares on a continuing basis and in that connection expects to consider various factors including, without limitation, the current and anticipated future trading price levels of the Shares, the status of the transactions contemplated by the Home Merger Agreement, the financial condition, results of operations and prospects of the Issuer, tax considerations, any non-public information which it may receive from the Issuer, conditions in the home furnishings industry and securities markets, general economic and industry conditions, other investment and business opportunities available to Sears Holdings, and other factors that Sears Holdings may deem relevant, and will in the future take such actions with respect to Sears Holdings investment in Issuer as it deems appropriate. Such actions that Sears Holdings may take include, without limitation: (a) undertaking an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Shares or a merger, consolidation, other business combination or reorganization involving Issuer; (b) increasing or decreasing its position in the Issuer through, among other things, the purchase or sale of Shares in open market or private transactions for cash or for other consideration; (c) seeking to acquire or influence control of the Issuer, including seeking representation on the board of the Issuer; (d) entering into derivative transactions, engaging in short selling of or any hedging or similar transactions with respect to the Shares; or (e) taking any other action similar to those listed above. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without further prior notice.

                  While neither Sears Holdings nor, to the knowledge of Sears Holdings, any of the persons listed on Schedule A, except as provided above, has any specific plans or proposals that relate to or would result in any of the transactions involving Sears Holdings described in sub-paragraphs (a) through (j) of Item 4 of Schedule 13D, Sears Holdings may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4. Sears Holdings retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of Shares and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

                  (a) Sears Holdings beneficially owns and has sole voting and dispositive power with respect to 5,307,832 Shares, representing approximately 13.67% of Issuer’s outstanding Shares calculated according to the number of Shares Issuer disclosed as outstanding in the Home Merger Agreement.

                  (b) See paragraph (a) above.

                  (c) The following purchases of Shares have been made by Sears Holdings in the past 60 days, all effected via the NASDAQ:

Date	Shares Acquired	Average Price
		(including commissions)

November 8, 2007	1,615,000	$6.40
November 12, 2007	1,800,000	$6.51

                  These transactions were the only transactions in the Shares effected during the last 60 days by Sears Holdings, and, to the knowledge of Sears Holdings, the individuals set forth on Schedule A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) involving Sears Holdings with respect to any securities of Issuer. None of the Shares held by Sears Holdings have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the Shares.

Item 7. Material to Be Filed as Exhibits

                  None.

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEARS HOLDINGS CORPORATION

Date: November 19, 2007

By: /s/ William R. Harker
Name: William R. Harker
Title: Senior Vice President, General Counsel
and Corporate Secretary

SCHEDULE A

Directors and Executive Officers of Sears Holdings Corporation. The current business address of each person is c/o Sears Holdings Corporation, 3333 Beverly Road, Hoffman Estates, Illinois 60179. Each such person is a citizen of the United States of America.

Principal Occupation or Employment,
Name	Principal Business and Address

Karen A. Austin*	Executive Vice President, Chief Information Officer

William C. Crowley*	Executive Vice President, Chief Administrative Officer

Mark C. Good*	Executive Vice President and General Manager, Home Ser-
vices

William R. Harker*	Senior Vice President, General Counsel and Corporate Secre-
tary

W. Bruce Johnson*	Executive Vice President, Supply Chain and Operations

Edward S. Lampert	Chairman. Chairman and Chief Executive Officer of ESL
Investments, Inc.

Aylwin B. Lewis*	Chief Executive Officer and President

Robert D. Luse*	Senior Vice President, Human Resources

Maureen A. McGuire*	Executive Vice President, Chief Marketing Officer

Steven T. Mnuchin	Chairman and Co-Chief Executive Officer of Dune Capital
Management LP

Richard C. Perry	President and Chief Executive Officer, Perry Capital LLC

William K. Phelan*	Senior Vice President, Controller and Chief Accounting Of-
ficer

Allen R. Ravas*	Senior Vice President, Finance and Treasurer

Ann N. Reese	Executive Director, Center for Adoption Policy Studies in
New York

J. Miles Reidy*	Executive Vice President, Chief Financial Officer

Emily Scott	Founding partner, Plum TV, LLC

Thomas J. Tisch	Managing Partner, Four Partners

John C. Walden*	Executive Vice President, Chief Customer Officer

Peter J. Whitsett*	Senior Vice President, Merchandising

Corwin M. Yulinsky*	Executive Vice President, Strategy and Customer Insight

*The above named individual is an executive officer of Sears Holdings Corporation.